EXHIBIT 3.1
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
NOODLES & COMPANY

Pursuant To Section 242 of The
General Corporation Law Of The State Of Delaware

Noodles & Company (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors (the “Board”) of the Company pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment (the “Charter Amendment”) to the Amended and Restated Certificate of Incorporation of the Company (the “Charter”), and declaring said Charter Amendment to be advisable. The stockholders of the Company duly approved said proposed Charter Amendment at a special meeting of the stockholders called and held on February 4, 2026, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, by voting the necessary number of shares as required by statute in favor of the Charter Amendment. The resolution setting forth the Charter Amendment is as follows:

RESOLVED, that Section 4.1 of Article IV of the Charter be deleted in its entirety and replaced with the following language:

Section 4.1 Authorized Stock.

(a)Authorized Capital Stock. Subject to Section 4.2(b)(iii) hereof, the aggregate number of shares which the Corporation shall have authority to issue is 181,000,000, of which 150,000,000 shall be designated as Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), 30,000,000 shall be designated as Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) and 1,000,000 shall be designated as Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

(b) Reverse Stock Split. Effective as of 12:01 a.m. Eastern Time on February 18, 2026 (the “Effective Time”), each eight shares of the Corporation’s Class A Common Stock issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and converted into one share of Class A Common Stock without increasing or decreasing the par value of each share of Class A Common Stock (the “Reverse Stock Split”). No fractional shares of Class A Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Class A Common Stock that were issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time, holders of record who would otherwise be entitled to receive a fractional share of Class A Common Stock as a result of the Reverse Stock Split will receive one whole share of Class A Common Stock. The Reverse Stock Split shall occur whether or not the certificates representing such shares of Class A Common Stock are surrendered to the Corporation or its transfer agent. Each certificate or book entry position that immediately prior to the Effective Time represented shares of Class A Common Stock outstanding shall thereafter represent the number of shares of Class A Common Stock into which the shares of Class A Common Stock represented by such certificate or book entry position has been combined, subject to the elimination of fractional interests set forth above.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its President and Chief Executive Officer this 12th day of February, 2026.

NOODLES & COMPANY

By:	/s/ Joseph Christina
Name:	JOSEPH CHRISTINA
Title:	President & Chief Executive Officer